[W&C (New York) Draft: September 7, 2007].
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Date: September 10, 2007

                        Commission File Number 001-12510

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
            ---------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

================================================================================

     On September 10, 2007, Koninklijke Ahold N.V. ("Ahold" or the "Company") announced that it has repurchased 10,555,332 of its own common shares in the period from September 4, 2007 up to and including September 7, 2007.

     This Form 6-K is incorporated by reference into the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         KONINKLIJKE AHOLD N.V.


                                         /s/ P.N. Wakkie
                                         ---------------------------------------
Date: September 10, 2007                 By:    P.N. Wakkie
                                         Title: EVP & Chief Corporate Governance
                                                Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
-------   ----------------------------------------------------------------------
99.1 Ahold press release, dated September 10, 2007, announcing that it has repurchased 10,555,332 of its own common shares in the period from September 4, 2007 up to and including September 7, 2007.

GRAPHIC OMITTED [AHOLD]

                                                              September 10, 2007

                                                                   PRESS RELEASE
UPDATE ON SHARE BUY BACK PROGRAM

Amsterdam, the Netherlands - Ahold today announced that it has repurchased 10,555,332 of its own common shares in the period from September 4, 2007 up to and including September 7, 2007. Shares were repurchased at an average price of EUR 10.0939 per share for a total amount of EUR 106.5 million. These repurchases were made as part of the EUR 1 billion share buyback program announced on August 30, 2007.

Ahold Press Office: +31 (0)20 509 5343

In case of any discrepancy between the English and Dutch version of this release, the English version prevails.

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to Ahold's expectations as to the maximum amount of the share buyback program. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements, including the future market prices for Ahold's shares. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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